EXHIBIT B



         "Cause" shall mean: (i) your material failure to perform (other than by reason of disability), or material negligence in the performance of your duties and responsibilities to XTRA and XTRA International, or (ii) other conduct that is materially harmful to the business, interests or reputation of XTRA or XTRA International.

         "disability" shall mean that you become disabled during your employment hereunder, and, as a result, are unable to perform substantially all of your duties and responsibilities to XTRA and XTRA International for 120 days during any twelve month period.

         "Operating Income" shall mean income of XTRA International before interest, taxes and extraordinary items, all as determined in accordance with generally accepted accounting principles.

                                      -10-